

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2020

Nicola Lloyd
General Counsel
GasLog Partners LP
c/o GasLog LNG Services Ltd
69 Akti Miaouli
18537 Piraeus Greece

> **Re: GasLog Partners LP**
> **Registration Statement on Form F-3**
> **Filed October 9, 2020**
> **File No. 333-249399**

Dear Ms. Lloyd:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: D. Scott Bennett